Exhibit 99.1

NEO-CONCEPT (hOLDINGS) COMPANY LIMITED

AND

NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED

ASSETS PURCHASE AGREEMENT

DATE: 29th May 2024

Contents

1	Definitions	1
2	Sale and Purchase of the Assets	5
3	Consideration	6
4	Conditions Precedent	7
5	Completion	8
6	Specified Trademarks	9
7	Transferring Employees	10
8	Representations and Warranties	11
9	Conduct of Business Pending Completion	12
10	Post-Completion Matters	14
11	Indemnity and Remedies	15
12	Termination	16
13	Confidentiality	16
14	Further Assurance	17
15	Costs and Expenses	18
16	Public Communications	18
17	Miscellaneous	18
18	Notices	19
19	Governing Law	20
Schedule 1 Buyer Representations and Warranties		23
Schedule 2 Seller Representations and Warranties		24
Schedule 3 Specified Trademarks		30
	Part A Trademark filed in Hong Kong	30
	Part B Trademark filed in the People’s Republic of China	31
	Part C Trademark filed in the European Union	32
	Part D Trademark filed in the International Registration Designated in the United States	33
	Part E Trademark application filed in Qatar	34
	Part F Trademark application filed in the United Arab Emirates	35
Schedule 4 Names of Transferring Employees		36

i

THIS ASSET PURCHASE AGREEMENT (“Agreement”) is made on 29th May 2024 BETWEEN

(1)	NEO-CONCEPT (HOLDINGS) COMPANY LIMITED, a company incorporated in accordance with the laws of Hong Kong, with its registered office situated at 10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong (the “Seller”); and

(2)	NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED, a company incorporated in accordance with the laws of the Cayman Islands, with its registered office situated at Suite #4-210, Governors Square, 23 Lime Tree Bay Avenue, PO Box 32311, Grand Cayman KY1-1209, Cayman Islands (the “Buyer”).

The Seller and the Buyer are collectively referred to as the “Parties” and each a “Party”.

Whereas

(A)	The Seller is a company incorporated in Hong Kong and controlled by the controlling shareholder of the Buyer.

(B)	The Buyer is a company incorporated in the Cayman Islands. The ordinary shares of the Buyer is listed on the Nasdaq Capital Market in the United States of America.

(C)	The Seller agrees to sell and transfer some of its assets (the “Assets” as defined below) to the Buyer, and the Buyer agrees to purchase and accept the Assets from the Seller on the terms and conditions set forth herein.

Now, THEREFORE, in consideration of the mutual covenants and agreements hereinafter set forth and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the Parties hereto agree as follows:

1	Definitions

1.1	The following terms shall have the meanings ascribed to them below, unless this Agreement or the Schedules hereto otherwise stipulate:

Affiliate means, in respect of a party, any company, partnership, trust or other entity directly or indirectly controlling or controlled by or under direct or indirect common control with that party (control, for the purpose of this definition, being taken to mean direct or indirect ownership of at least 50% of the registered capital or at least 50% of the voting rights of said entity) or any company, partnership, trust or other entity over which that party possesses, whether directly or indirectly, the power to direct the management and policies of any such company, partnership, trust or other entity (regardless of that party’s ownership interest in the registered capital of such company, partnership, trust or other entity).

Assets means those assets of the Seller to be sold and purchased by the Buyer pursuant to Clause 2.1, and excluding the Excluded Assets and Excluded Liabilities as set out in Clause 2.3.

Business Days means a day on which banks in Hong Kong are open for business (excluding Saturdays, Sundays and public holidays).

Buyer Warranties means the representations and warranties and undertakings of Buyer set out in Clause 8 and Schedule 1.

Claim means any claim (whether in contract, tort or operation of law or otherwise) by a Party in respect of breach of any of the Warranties or any provisions of this Agreement.

Completion means the completion of the sale and purchase of the Assets.

Completion Date means the date of completion of the sale and purchase of the Assets, which shall be a date that falls on the tenth (10th) Business Day immediately following the date when all the Conditions have been fulfilled or waived by the Party in accordance with Clause 4.2 or any other date agreed by the Parties.

Conditions means the conditions set out in Clause 4.

Confidential Information has the meaning ascribed to it in Clause 13.1.

Consideration has the meaning ascribed to it in Clause 3.1.

Effective Time means 1800 hours on the Completion Date.

Employee Termination Letter means a letter issued by the Seller in the form and substance reasonably satisfactory to the Buyer and acknowledged and signed by each of the Transferring Employees to (a) confirm that their employment contracts with the Seller have been terminated and any and all compensation and other entitlements accrued in respect of the Prior Service due to the Transferring Employees have been paid by the Seller, and (b) authorise the transfer to the Buyer of personal data (as defined by the Personal Data (Privacy) Ordinance, Cap. 486 of the Laws of Hong Kong, held by the Seller in respect of the Transferring Employees.

Encumbrance means any mortgage, pledge, lien, lease, option, restriction, charge, claim, assignment, priority, warrant, trust, arrangement, right of first refusal, right of pre-emption, third party right or interest, any other encumbrance or security interest of any kind, and any other type of preferential arrangement (including, without limitation, title transfer and retention arrangements) having a similar effect, and any legal actions or arbitration or administrative proceedings which are in progress or threatened or pending or any other claims or proceeding whatsoever.

Excluded Assets has the meaning ascribed to it in Clause 2.3.

Excluded Liabilities has the meaning ascribed to it in Clause 2.3.

Existing Contracts means the contracts and commitments, entered into by Seller in connection with the Specified Business prior to the entering into of this Agreement, which remain to be fully performed by the Seller after the Completion Date where applicable.

HKIAC has the meaning ascribed to it in Clause 19.3 below.

Licensing Agreement means the Trade Mark Licensing Agreement dated 1 January 2022 in respect of certain Specified Trademarks signed between the Seller (as licensor) and the Buyer (as licensee).

Licensing Termination Agreement has the meaning ascribed to it in Clause 5.3.4;

Longstop Date means 1800 hours on a date that falls on the one hundred and eightieth (180th) day immediately following the date of this Agreement or such later time and date as may be agreed in writing by the Buyer and the Seller. In the event that the one hundred and eightieth (180th) day immediately following the date of this Agreement is a non-Business Day, the Longstop Date will be deferred automatically to the next Business Day.

Material Adverse Change means any event, circumstance, occurrence, fact, condition, change or effect, or series thereof, which has a material adverse effect on the condition (financial, legal, regulatory or otherwise), affairs, operations, prospects of the Assets as currently owned by the Seller, individually or taken as a whole.

Notice of Completion has the meaning ascribed to it in Clause 4.3.

P.R.C. or People’s Republic of China means the People’s Republic of China, which for the purposes of this Agreement, does not include Taiwan, the Hong Kong Special Administrative Region, and the Macau Special Administrative Region.

Prior Service means a Transferring Employee’s service with the Seller up to the Effective Time including any period of service with another employer that is deemed by law to be service with the Seller.

Receipts of Application to Transfer has the meaning ascribed to in Clause 4.1.1;

Release Letter means a letter issued by the Buyer and acknowledged and signed by each of the Transferring Employees, by which the Transferring Employee understands and confirms he/she releases the Buyer from any obligations and liabilities of any kind in relation to any and all salaries and any other due payments to the Transferring Employee arising from and/or relating to the employment relationship between the Seller and the Transferring Employee and/or the termination thereof, moreover he/she will not take any action or proceeding against the Buyer in terms of such obligations or liabilities.

Seller Warranties means the representations and warranties and undertakings of the Seller set out in Clause 8 and Schedule 2.

Specified Business means the business operated by the Seller which relate or are attributable to or arise as a result of the Assets set out in Clause 2.1.

Specified Trademarks means all trademarks owned by and all trademark applications filed by the Seller or its Affiliates before the Completion Date as set out in Schedule 3.

Tax or Taxes means all forms of taxation, including tax, estate duties, deductions, withholdings, duties, imports, levies, fees, charges, social security contributions and rates imposed, levied, collected, withheld or assessed by any local, municipal, regional, urban, governmental, state, federal or other body in Hong Kong or elsewhere and any interest, additional taxation, penalty, surcharge or fine in connection therewith.

Transferring Employees means the employees working for the Seller in Hong Kong on the date of this Agreement (including employees with whom the Seller has signed employment contracts and employees with whom the Seller has a de facto labour relationship), pursuant to the Buyer’s selection, to be transferred to and enter into new employment relationship with the Buyer. The names of the Transferring Employees are set out in Schedule 4.

U.S.A or United States means the United States of America.

US$ or US dollars means United States dollars, the lawful currency of the United States of America.

Warranties means the Seller Warranties or the Buyer Warranties.

1.2	For the purposes of this Agreement, references to a Clause, paragraph or Schedule are references to a Clause, paragraph or Schedule to this Agreement and the Schedules form part of and are deemed to be incorporated into this Agreement and references to this “Agreement” are to be construed accordingly.

1.3	The headings used in this Agreement are inserted for convenience only and shall be ignored in construing this Agreement.

1.4	The word “include” or “including” shall be deemed as followed by “without limitation”.

1.5	Where the term “law” is used, it means any law, regulation, statute, ordinance, rule, standard, requirement, order, injunction, policy, decree, circular, interpretation, decision, judgment, award, administrative ruling or agency, license or permit requirement of or by any authority, as amended, supplemented or otherwise modified from time to time.

1.6	Where the term “authority” is used, it means any governmental, quasi-governmental, legislative, judicial or other regulatory body, any central, state, provincial, municipal, autonomous region, local or other political subdivision thereof, any political party, any department, ministry, agency, commission, entity, court, tribunal or other body exercising administrative, legislative, judicial or other regulatory or public functions or functions relating to any public interest, any agency, department or instrumentality thereof and, without limiting the generality of the foregoing, all persons that are directly or indirectly owned or otherwise controlled by any of the foregoing.

1.7	Words importing the singular include the plural thereof, and vice versa.

1.8	Words importing a gender include every gender.

1.9	Reference to any document (including this Agreement) is reference to that document as amended, supplemented or otherwise modified from time to time.

1.10	Shareholder(s) of an entity stipulated in this Agreement includes the direct and ultimate shareholder(s) of the said entity.

1.11	The expressions of “Seller” and the “Buyer” shall, where the context permits, include their respective successors and permitted assigns.

2	Sale and Purchase of the Assets

2.1	Subject to the terms of this Agreement, and in reliance upon the representations and warranties contained herein, at Completion, the Seller agrees to sell and the Buyer agrees to buy the Assets as set out below, free from all Encumbrance, together with all existing and future rights attaching or accruing to them with effect from the Effective Time:

2.1.1	all Specified Trademarks ; and

2.1.2	all rights (including intellectual property rights) and goodwill associated with the Specified Trademarks prior to the Completion Date.

2.2	The Buyer shall not be obliged to complete the purchase of any of the Assets unless the purchase of all the Assets is completed simultaneously.

2.3	Subject to the terms of this Agreement, and in reliance upon the representations and warranties contained herein, at Completion, the Assets to be purchased by the Buyer shall not include any of the following under this Agreement:

Excluded Assets

2.3.1	all inventories, including without limitation all finished goods, work in progress, raw materials, processed materials, purchased parts and supplies in respect of the Assets whose contracts, arrangements or agreements are entered into between the Seller and third parties before the Effective Time, irrespective of whether the delivery by the Seller of such products or services is before or after the Completion Date;

2.3.2	all accounts receivable in respect goods or services in respect of the Assets whose contracts, arrangements or agreements are entered into between the Seller and third parties before the Effective Time, irrespective of whether the delivery by the Seller of such products or services is before or after the Completion Date;

Excluded Liabilities

2.3.3	all claims, actions, proceedings, demands, costs and expenses which arise in respect of the Assets whose contracts, arrangements or agreements are entered into between the Seller and third parties before the Effective Time;

2.3.4	all liabilities and obligations (both ascertained and contingent) of any nature due or owing from the Seller in respect of the Assets whose contracts, arrangements or agreements are entered into between the Seller and third parties before the Effective Time;

2.3.5	any liability for Tax on profits or chargeable gains arising from transactions, contracts, arrangements or agreements that are entered into between the Seller and third parties before the Effective Time; and

2.3.6	all payments required to be made to the Transferring Employees under their respective terms and conditions of employment including wages, salaries, commissions, bonuses, and other remuneration or expenses on or prior to the Completion Date.

3	Consideration

3.1	The Seller and the Buyer agree that the aggregate consideration (the “Consideration”) for the sale of the Assets shall be US$1,978,308.00, that is based on an independent valuation commissioned by the Parties.

3.2	The payment of the Consideration shall be made in US dollars by electronic transfer of immediately available funds to such account of the Seller as is notified to the Buyer by or on behalf of the Seller. Payment in accordance with this Clause shall constitute a good and valid discharge of the obligations of the Buyer to pay the sum in question to the Seller.

3.3	Each Party shall bear its own Taxes arising from execution and performance of this Agreement and the contemplated transactions hereunder.

4	Conditions Precedent

4.1	Completion shall be conditional upon all of the following Conditions having been fulfilled or waived by the Party in accordance with Clause 4.2, before 1800 hours on the Longstop Date, supported by documentary evidence:

Conditions to be satisfied by the Seller

4.1.1	trademark assignment agreement in respect of the Specified Trademarks has been signed between the Seller and the Buyer, and the Seller has delivered or procured the delivery to the Buyer:

(a)	a copy of the respective receipts of application to transfer issued by the competent authorities in the various jurisdictions in respect of the Specified Trademarks as listed in Parts A to D of Schedule 3 (the “Receipts of Application to Transfer”); and

(b)	original certificate(s) of registration of the Specified Trademarks as listed in Parts E to F of Schedule 3 upon due registration of such Specified Trademarks at the respective trademark registries (to the extent the original certificate(s) has/have been issued);

4.1.2	the Seller has given to the Transferring Employees notice of termination of their current employment contracts;

4.1.3	all the necessary approvals and authorisations to sell the Assets in accordance with the relevant incorporation documents of the Seller and relevant laws and regulations, which include without limitation, a certified copy of each of the respective written board resolutions and shareholders’ resolutions of the Seller approving, among others, the entering into of this Agreement and the contemplated transactions hereunder;

4.1.4	there is no Material Adverse Change in respect of the Assets from the date of this Agreement to the Completion Date; and

4.1.5	the Seller Warranties in Schedule 2 are true and correct in all respects and not misleading in any respect as of this Agreement date and the Completion Date.

Conditions to be satisfied by the Buyer

4.1.6	the Buyer being reasonably satisfied in all material respects with the results of its investigations on the Assets, in the form of a due diligence report prepared by the Buyer’s professional advisers in respect of the Assets prior to Completion;

4.1.7	all the necessary approvals and authorisations to purchase the Assets in accordance with the relevant incorporation documents of the Buyer and relevant laws and regulations, which include without limitation, a certified copy of the respective written board resolutions of the Buyer approving, among others, the entering into of this Agreement and the contemplated transactions hereunder;

4.1.8	the Buyer Warranties in Schedule 1 are true and correct in all respects and not misleading in any respect as of this Agreement date and the Completion Date.

4.2	The Buyer may waive in writing with respect to the Conditions to be satisfied by the Seller, and the Seller may waive in writing with respect to the Conditions to be satisfied by the Buyer.

4.3	Each Party shall send a written notice, supported by documentary evidence, to the other Party confirming that all the Conditions have either been satisfied or waived in accordance with Clause 4.2 (the “Notice of Completion”). Such notice shall state the date and time that Completion shall take place.

5	Completion

5.1	Either Party may initiate Completion by giving to the other Party a Notice of Completion.

5.2	Unless this Agreement is terminated in accordance with its terms, Completion shall take place remotely by electronic exchange of documents and signatures, on the tenth (10th) Business Day following satisfaction or waiver (in accordance with Clause 4.2) of all the Conditions, or at such other place and date as the Parties may agree.

5.3	On the Completion Date, the Seller shall deliver or procure the delivery to the Buyer of the following:

5.3.1	all the necessary approvals and authorisations to sell the Assets in accordance with the relevant incorporation documents of the Seller and relevant laws and regulations, which include without limitation, a certified copy of each of the respective written board resolutions and shareholders’ resolutions of the Seller approving, among others, the entering into of this Agreement and the contemplated transactions hereunder;

5.3.2	the original Receipts of Application to Transfer as referred to in Clause 4.1.1(a) issued by the competent authorities in the various jurisdictions;

5.3.3	the original certificate(s) of registration of the Specified Trademarks as referred to in Clause 4.1.1(b) (to the extent the original certificate(s) has/have been issued);

5.3.4	the duly executed counterpart originals of the termination agreement (which takes effect from the Completion Date) in respect of the current Licensing Agreement of the Specified Trademarks (the “Licensing Termination Agreement”);

5.3.5	all title documents, certificates, instruments, specifications, drawings, data, manuals, and other related documentation in respect of the Specified Trademarks;

5.3.6	copies of bank statements or bank transfer advices showing that full payment by the Seller of all compensation and other entitlements accrued in respect of the Prior Service has been made to the Transferring Employees;

5.3.7	certified copies of the Employee Termination Letters;

5.3.8	the counterpart originals of the new employment contracts between the Buyer and the Transferring Employees (effective upon Completion) duly executed by the Transferring Employees;

5.3.9	the counterpart originals of the Release Letters duly executed by the Transferring Employees; and

5.3.10	all personal data and records of the Transferring Employees as referred to in the respective duly executed Release Letters.

5.4	At Completion, subject to the Seller having complied with Clause 5.3, the Buyer shall pay the Consideration to the Seller in the manner specified in Clause 3.2.

5.5	If the Seller fails to comply with Clause 5.3 on the Completion Date, the Buyer may, without prejudice to any other rights it may have:

5.5.1	proceed to Completion as far as practicable;

5.5.2	on the mutual understanding of the Parties, defer Completion to a date on which Completion would take place; or

5.5.3	elect to terminate this Agreement without liability on the part of the Buyer..

6	Specified Trademarks

6.1	Except as specified under Clause 6.2 below, risk in and title of the Assets which are capable of transfer by delivery, shall pass from the Seller to the Buyer at the Effective Time.

6.2	With effect from the Effective Time and until such time as a Specified Trademark whose assignment as referred to in Clause 4.1.1 is successfully recorded at the respective trademark registries in the relevant jurisdictions pursuant to this Agreement, the Seller shall hold the legal title in the Specified Trademarks on trust for the Buyer and shall procure that the Buyer shall be entitled to the benefit, use and enjoyment of those Specified Trademarks as against the Seller, and, if necessary, to enforce rights or claims against third parties in relation to the Specified Trademarks arising after the Effective Time;

6.3	The burden and benefit of contracts, arrangements or agreements entered into before the Effective Time between the Seller (as one party) and third parties including customers or suppliers of the Seller (as the other party) in respect of the Specified Business, shall remain with the Seller. The Seller shall remain responsible for performing its respective obligations arising from such contracts, arrangements or agreements.

6.4	As from the Effective Time, regardless of whether: (a) the transfer of full legal titles of the Specified Trademarks set out in Parts A to Part D of Schedule 3 has been duly recorded at the respective registries, and (b) the Specified Trademark applications set out in Parts E and F of Schedule 3 have been duly registered in the name of the Seller and transfer of full legal titles from the Seller to the Buyer of such Specified Trademarks have subsequently been duly recorded at the respective registries, the Buyer shall have the exclusive right to own, utilise, control, dispose, encumber, operate and/or manage the Specified Trademarks .

7	Transferring Employees

7.1	The Seller shall give notice to terminate the employment contracts of each of the Transferring Employees, in each case on proper notice according to their respective contracts of employment, and the notices so given shall expire prior to the Completion Date.

7.2	The Buyer or its Affiliates must offer employment to each of the Transferring Employees. The Buyer’s offer of employment to the Transferring Employees must:

7.2.1	be conditional on and take effect from the Effective Time;

7.2.2	be on terms no less favourable than those in their employment contracts with the Seller immediately prior to the Completion Date;

7.2.3	be on terms that the Buyer will recognise the Transferring Employee’s Prior Service and assume liability for the employee’s leave entitlements and service related benefit accrued in respect of the Prior Service; and

7.2.4	provide that if the Transferring Employee accepts the offer their employment with the Seller will cease by agreement on the Completion Date.

7.3	The Buyer agrees that, for the purpose of calculating any leave entitlements and service related benefit of a Transferring Employee:

7.3.1	each Transferring Employee’s Prior Service is to be taken as service with the Buyer; and

7.3.2	the continuity of each of the Transferring Employee’s employment is to be taken as not broken because they cease to be an employee of the Seller and become an employee of the Buyer.

7.4	This Clause 7.4 does not require the Buyer to provide a Transferring Employee with credit for a period of Prior Service when calculating a particular benefit to the extent that the Transferring Employee’s entitlement to that particular benefit has been paid or discharged by the Seller as referred to in Clause 5.3.6 or otherwise.

7.5	The Seller shall indemnify and keep the Buyer indemnified from and against all claims, demands, actions, damages, losses (including loss of profit), liabilities, penalties and expenses sustained by the Buyer in respect of any breach by the Seller of any of the above provisions of this Clause 7.

7.6	The Buyer shall be solely responsible for all compensation, benefits and other entitlements due to the Transferring Employees in respect of service with the Buyer from the Effective Time.

8	Representations and Warranties

8.1	The Seller warrants, represents and undertakes to the Buyer that the Seller Warranties, representations and undertakings set out in Schedule 2 is, true and accurate in all respects and not misleading in any respect as at the date of this Agreement, and each of the Seller Warranties shall continue to be true and accurate as at the Completion Date with respect to facts and circumstances then existing.

8.2	The Buyer warrants, represents and undertakes to the Seller that the Buyer Warranties, representations and undertakings set out in Schedule 1 is, true and accurate in all respects and not misleading in any respect as at the date of this Agreement, and each of the Buyer Warranties shall continue to be true and accurate as at the Completion Date with respect to facts and circumstances then existing.

8.3	Each of the Warranties shall be construed as a separate and independent warranty and save as expressly provided shall not be limited by reference to any other.

8.4	The Seller acknowledges that the Buyer has entered into, and shall carry out the provisions of, this Agreement in reliance upon the Seller Warranties. Save as otherwise provided in this Agreement, no other knowledge relating to the Seller (actual, constructive or imputed) prevents or limits a Claim on the Seller Warranties by the Buyer. Save as otherwise provided in this Agreement, the Seller shall not invoke the Buyer’s knowledge (actual, constructive or imputed) of a fact or circumstance which might make a Seller Warranty untrue, incorrect or misleading as a defence to a Claim on any of the Seller Warranties by the Buyer.

8.5	The Seller agrees:

8.5.1	that it will procure that neither it nor any of its officers or employees shall do, allow or procure any act or omission in the period up to and including the Completion Date, the occurrence of which would be inconsistent with any of the Seller Warranties, would breach any Seller Warranty or make any Seller Warranty untrue, inaccurate or misleading in any respect at any time up to and including the Completion Date; and

8.5.2	to disclose to the Buyer in writing immediately upon becoming aware of any matter, event or circumstances (including any omission to act) which may arise or become known to the Seller and the Seller’s shareholders after the date of this Agreement and before Completion which:

(a)	constitutes a breach of or is inconsistent with any of the Seller Warranties if given at any time up to and including the Completion Date or which might make them untrue, inaccurate or misleading in any respect; or

(b)	might otherwise be material if known by a purchaser for value of the Assets.

8.6	The Seller agrees to indemnify the Buyer in respect of all its costs (including all its legal costs) or expenses which the Buyer may incur either before or after the commencement of any action, arising out of or relating to the Specified Trademarks and/or any business which relate or are attributable to or arise as a result of the Specified Trademarks, in connection with:

8.6.1	the settlement of any such claim; or

8.6.2	the enforcement of any such settlement, judgment or award.

8.7	The rights of the Buyer pursuant to this Clause 8 shall not restrict any of its rights or its ability to pursue a remedy on any basis available to it in the event of a breach of any of the Seller Warranties or any of them proving to be untrue, inaccurate or misleading.

9	Conduct of Business Pending Completion

9.1	From the date of this Agreement until Completion, the Seller undertakes with the Buyer that it shall take all steps necessary to ensure that the Specified Business is carried on in the ordinary and usual course and the following requirements are complied with:

9.1.1	The Seller shall not effect any change in any of the Assets and shall act in good faith to use and maintain the Assets; and

9.1.2	The Seller shall carry on its Specified Business as a going concern, consistent with past practice prior to the date of this Agreement, including to:

(a)	continue to preserve the present operations and goodwill of the Specified Business;

(b)	pay its suppliers and agents, collect any receivables from customers of the Specified Business in a way consistent with its prior practice; and

(c)	preserve the goodwill of suppliers, employees, customers and others having business relationships with the Seller in respect of the Specified Business.

9.1.3	The Seller shall:

(a)	give to the Transferring Employees notice of termination as referred to in Clause 4.1.2, and

(b)	subject to Clause 7.2.3, make payments for all compensation and other entitlements accrued in respect of the Prior Service to the Transferring Employees.

9.2	Before Completion, the Seller shall not, without the prior written consent of the Buyer:

9.2.1	dispose of, or agree to dispose of, any of the Assets, or enter into or amend any agreement or incur any commitment to do so;

9.2.2	pass any directors or shareholders' resolutions inconsistent with the provisions of this Agreement;

9.2.3	alter or change the scope of Specified Business of the Seller;

9.2.4	cause or result in decline or deterioration of standards or performance of the Specified Business;

9.2.5	amend or modify any terms of employment of any of the Transferring Employees or adopt any stock option plan or employee share ownership plan;

9.2.6	enter into any guarantee (other than those to customer or end-users for the sole purpose of product quality performance), indemnity or other agreement to secure any obligation of a third party or create any Encumbrance over any of the Assets;

9.2.7	grant any licence, assignment or other right or interest in respect of the Specified Trademarks;

9.2.8	except for the purpose of implementing this agreement dismiss any Transferring Employees; or

9.2.9	take any action which would reasonably be expected to adversely affect the ability of the Parties to consummate the transactions contemplated by this Agreement.

9.3	The Seller undertakes that, to the extent legally permissible, after the date of this Agreement and until the Completion Date, it shall fully cooperate and make necessary arrangements for the Buyer to get access to records, documents and personnel relating to the Assets for business awareness from time to time, and shall provide and update Buyer and their advisors with all information and documentation in any respect of the Seller.

10	Post-Completion Matters

10.1	On the Completion Date or as soon as practicable after the Completion Date, the Seller and the Buyer shall issue jointly:

10.1.1	a notice to the each of the suppliers and agents of the Specified Business informing them of the transfer of the Assets to the Buyer (where applicable); and

10.1.2	a letter to each of the Transferring Employees informing them that their employment has been transferred to the Buyer.

10.2	The Seller undertakes to promptly refer to the Buyer all enquiries relating to the Specified Business which the Seller receives (including but not limited to passing to the other all correspondence, information, orders, enquiries and other documentation, items relating to or connected with the Specified Business) at any time after the Completion Date.

10.3	The Seller shall give the Buyer such reasonable access to the books, accounts, records and returns of the Seller relating to or in connection with the Specified Business as the Buyer may require (including the right to take copies and extracts on reasonable advance notice).

11	Indemnity and Remedies

11.1	If the Buyer becomes aware that the Seller and/or Seller’s shareholders is in breach of any of the Warranties, and/or obligations under this Agreement, the Buyer may serve a notice to the Seller detailing the terms of the breach and, if the Seller does not take action to rectify the breach within fourteen (14) days after receipt of such notice, the Buyer may at its option (but without prejudice to any other right or other remedy Buyer may have), demand damages to be payable by the Seller within ten (10) days of such a demand being served in writing by the Buyer to the Seller.

11.2	Should any Party breach any terms of this Agreement, including but not limited to unilateral termination of this Agreement without due reasons (except that the Buyer may unilaterally terminate this Agreement in accordance with Clauses 5.5.3 and 12.1), it shall compensate the non-breaching Party for the direct (not consequential) damages sustained by the non-breaching Party as a direct consequence of such breach, and shall continue to be bound to carry out the terms of this Agreement.

11.3	The Seller undertakes to indemnify and hold the Buyer and any of Buyer’s legal successor(s) harmless from and against all legal and contractual liabilities with respect to any non-compliance with law, regulations, rules, violation of contractual obligations and/or any other kind of third party claims for damages arising out of or relating to any part and/or the entirety of the Specified Business not caused by the Buyer. For the avoidance of doubt, the Seller undertakes to indemnify and hold the Buyer and any of its legal successor(s) harmless for Buyer’s possession, ownership and/or use of the Specified Trademarks after the Completion Date from and against all legal and contractual liabilities, claims, damages and costs etc. as a result of or in connection with any intellectual property rights infringement activities conducted by the Seller or its Affiliates prior to the Completion Date.

11.4	Notwithstanding any of the foregoing provisions, the Seller shall have no liability for any Claim for any breach of any of the Seller Warranties and/or obligations under this Agreement unless the Buyer shall have given to the Seller a written notice of the Claim (stating in reasonable detail the nature of the Claim and the matter giving rise to it and, so far as practicable, an estimate of the amount claimed) on or before a date falling 24 months after the Completion Date.

11.5	Notwithstanding any of the foregoing provisions, the Buyer shall have no liability for any Claim for any breach of any of the Buyer Warranties and/or obligations under this Agreement unless the Seller shall have given to the Buyer a written notice of the Claim (stating in reasonable detail the nature of the Claim and the matter giving rise to it and, so far as practicable, an estimate of the amount claimed) on or before a date falling 24 months after the Completion Date.

11.6	The Seller shall not be liable for any breach of the Seller Warranties:

11.6.1	which arises as a result of legislation which comes into force after the date hereof and which is retrospective in effect; or

11.6.2	to the extent that specific disclosure has been made to Buyer in Schedule 2 against the relevant Seller Warranty.

11.7	The total liability payable by the Seller to the Buyer with respect to all aggregate Claims is limited to the actual consideration monies received by the Seller from the Buyer under this Agreement.

11.8	The total liability payable by the Buyer to the Seller with respect to all aggregate Claims is limited to the actual consideration monies paid by the Buyer to the Seller under this Agreement.

12	Termination

12.1	Without limitation to the Buyer’s right of termination as provided elsewhere in this Agreement, the Buyer may at any time renegotiate any terms under this Agreement or terminate this Agreement, if there is any fact, matter or event whether existing or occurring at any time on or prior to the Completion Date (including those occur on or before the date of this Agreement) which:

12.1.1	constitutes a breach by the Seller under this Agreement (including, without limitation, any breach of the pre-completion undertakings in Clause 9);

12.1.2	would constitute a breach of any Seller Warranty before Completion Date by reference to the facts and circumstances then existing and which cannot be remedied prior to or at Completion; or

12.1.3	constitutes a Material Adverse Change in relation to the Assets of the Seller.

12.2	For the purpose of clarification, in case this Agreement is terminated by the Buyer pursuant to Clauses 5.5.3 and 12.1, the Buyer is not obliged to pay any compensation and/or indemnification to the Seller.

12.3	In the event of termination under Clauses 5.5.3 and 12.1, the Parties agree to, and undertake to sign and procure all their Affiliate(s) to sign all necessary documents and take all necessary actions to reverse the transactions contemplated under this Agreement (to the extent that it has occurred or completed on or prior to the date of termination and to the extent practicable) at the costs of the Seller.

13	Confidentiality

13.1	Each Party shall maintain the secrecy and confidentiality of, and not disclose to any third party or person, any proprietary, secret or confidential data and information belonging to the other Party, or information disclosed to a Party by the other Party at any time during or for the purpose of negotiation, as well as the existence and content of this Agreement (“Confidential Information”).

13.2	Notwithstanding the provisions of Clause 13.1, each Party may disclose Confidential Information:

13.2.1	if and to the extent required by applicable law;

13.2.2	if and to the extent required by any securities exchange or regulatory or governmental body to which that Party or its holding company is subject or submits, wherever situated, whether or not the requirement for information has the force of law;

13.2.3	to its professional advisers, auditors and bankers for the purpose of execution and implementation of this Agreement so long as such parties are required to keep all information in strict confidence;

13.2.4	if and to the extent the information is already in the public domain or has come into the public domain through no fault of that Party; or

13.2.5	if and to the extent the other Parties have given prior written consent to the disclosure.

13.3	No Party shall use any Confidential Information of the other Party for any purpose other than those set out in this Agreement.

13.4	The confidentiality and non-use restrictions contained in this Clause 13 shall continue to apply notwithstanding the termination of this Agreement.

13.5	The Seller shall not, and shall procure that its shareholders refrain from using and/or disclosing to any third party any information defined as Specified Business in this Agreement during the term of this Agreement and thereafter.

13.6	The Seller shall compensate the Buyer and any of the Buyer’s legal successor(s) from and against any and all losses incurred by the Buyer as a consequence of a breach by the Seller or the Seller’ shareholders of its or their confidentiality.

13.7	Each of the covenants in this Clause 13 is a separate undertaking by the Seller in relation to itself and its interests and shall be enforceable by the Buyer separately and independently of its right to enforce any one or more of the other covenants contained in this Clause 13.

14	Further Assurance

14.1	Each Party agrees with and undertakes to the other Party that at any time and from time to time upon the written request of the other Party, it will promptly and duly execute and deliver any and all such further instruments and documents and do or procure to be done any and all of such acts or things as the other Party may reasonably require for the purpose of carrying out and giving effect to the provisions of and the matters contemplated by this Agreement.

15	Costs and Expenses

15.1	Unless otherwise provided in this Agreement, each Party shall bear and pay its own costs and expenses in connection with the negotiation, preparation and implementation of this Agreement and any documents referred to in or incidental to this Agreement, including without limitation, legal, due diligence, valuation, and accounting costs.

16	Public Communications

16.1	Neither Party shall make any declarations, announcements, or disclosures to the public with respect to this Agreement or the relationship between the Parties without first obtaining the written consent of the other Party. However, the Buyer may make announcements to the public with respect to this Agreement and the relationship between the Parties, if and only to the extent required by the rules and regulations of relevant stock exchanges where Neo-Concept International Group Holdings Limited or its legal successor is publicly listed.

17	Miscellaneous

17.1	A Party’s failure or delay to exercise any right, power or interest under this Agreement shall not operate as a waiver of it, and any single or partial exercise of any right, power or interest shall not preclude any further exercise thereof or exercise of any other right, power or interest. Any waiver by one Party at any time of a breach of any provision of this Agreement by the other Party shall not be construed as a waiver by such non-breaching Party of any subsequent breach, its rights under such provision, or any of its other rights hereunder.

17.2	This Agreement shall be binding upon and enure for the benefit of the successors and permitted assigns of the Parties. The rights and obligations of the Buyer under this Agreement may be assigned wholly or in part to any of its Affiliates at the Buyer’s absolute discretion without the prior consent of the Seller.

17.3	But for Clause 17.2, no Party may assign any right or benefit under this Agreement or transfer any of its obligations under this Agreement to any third party without the prior consent of the other Party (such consent not to be unreasonably withheld).

17.4	This Agreement shall, notwithstanding Completion, remain in full force and effect as regards any of the provisions remaining to be performed or carried into effect and (without prejudice to the generality of the foregoing) as regards all undertakings, warranties, representations and indemnities.

17.5	The illegality, invalidity or unenforceability of any part of this Agreement shall not affect the legality, validity or enforceability of any other part of this Agreement.

17.6	This Agreement together with the documents referred to in it constitutes the entire agreement and understanding between the Parties in connection with the subject matter of this Agreement and supersede all previous proposals, letters of intent, representations, warranties, agreements or undertakings relating thereto, whether oral, written or otherwise, all of which shall be deemed terminated and of no effect as from the date of signing of this Agreement, and none of the Parties has relied on any such proposals, letters of intent, representations, warranties, agreements or undertakings which are not expressly set out herein.

17.7	No variation or amendment of this Agreement shall be binding on the Parties unless made in writing and duly executed as a deed by the duly authorised representatives of the Buyer and the Seller.

17.8	This Agreement may be executed in one or more counterparts each of which shall be binding on each Party by whom or on whose behalf it is so executed, but which together shall constitute a single instrument. For the avoidance of doubt, this Agreement shall not be binding on any Party unless and until it shall have been executed and delivered by or on behalf of all persons expressed to be Parties.

17.9	Nothing in this Agreement and no act or omission of the Parties pursuant to this Agreement shall constitute or be deemed to constitute a partnership, unincorporated association, co-operative entity or any relationship other than that of seller and buyer in respect of the Assets.

17.10	No term of this Agreement is enforceable under the Contracts (Rights of Third Parties Ordinance (Cap. 623 of the Laws of Hong Kong) by a person who is not a party to this Agreement.

18	Notices

18.1	All notices between the Parties shall be written in English and delivered, either by courier, registered airmail, or fax, to the following addresses:

For Seller:

Name:	NEO-CONCEPT (HOLDINGS) COMPANY LIMITED

Address:	10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong

Attention:	Siu Yuk Yin Eva

Fax:	+852 2798 8639

For Buyer:

Name:	NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED

Address:	10/F, Seaview Centre, 139-141 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong

Attention:	Patrick Lau

Fax:	+852 2798 8639

18.2	Notice shall be deemed delivered on the following dates:

18.2.1	by courier, on the date of delivery;

18.2.2	by registered airmail, seven (7) days after it is mailed (as indicated by the postmark); and

18.2.3	by fax, on the first Business Day after the date of sending.

18.3	Either Party may change its address for receiving notices at any time by giving other Party written notice of such change pursuant to this Clause 18.

19	Governing Law

19.1	This Agreement shall be governed by and construed in accordance with the laws of Hong Kong.

19.2	In the event any dispute arises in connection with the validity, interpretation or implementation of this Agreement, the Parties shall attempt in the first instance to resolve such dispute through friendly consultations.

19.3	If the dispute cannot be resolved through friendly consultations within sixty (60) days after the date on which one Party has served written notice on the other Party for the commencement of consultations, then the dispute shall be referred to and finally resolved by arbitration administered by the Hong Kong International Arbitration Centre (the “HKIAC”) under the UNCITRAL Arbitration Rules in force when the Notice of Arbitration is submitted, as modified by the HKIAC Procedures for the Administration of Arbitration under the UNCITRAL Arbitration Rules. The law of this arbitration clause shall be Hong Kong law. The place of arbitration shall be Hong Kong. The number of arbitrators shall be three (3). The award shall be given by majority decision. The arbitration proceedings shall be conducted in English.

IN WITNESS WHEREOF, this Agreement has been duly executed by the Parties the day and year first before written.

Seller

For and on behalf of
Neo-Concept (Holdings) COMPANY Limited

Name:	Wai Man Chi
Title:	Director in the presence of

Buyer

For and on behalf of
NEO-CONCEPT INTERNATIONAL GROUP HOLDINGS LIMITED

Name:	Siu Yuk Yin Eva
Title:	Director in the presence of

Schedule 1

Buyer Representations and Warranties

1.	The Buyer has full power, authority and legal capacity to enter into, deliver and perform the terms of this Agreement. This Agreement, when executed and delivered by the Buyer, will constitute valid and legally binding obligations of the Buyer, enforceable in accordance with their terms. The execution, delivery and performance by the Buyer of this Agreement does not and will not contravene, breach or violate the terms of any agreement, document or instrument to which the Buyer is a party or by which any of the Buyer’s assets or properties are bound.

2.	No action by or against the Buyer is pending or, to the knowledge of the Buyer after due inquiry, threatened, which could affect the legality, validity or enforceability of this Agreement or any other document or the consummation of the transactions herein.

Schedule 2

Seller Representations and Warranties

1	Organisation

1.1	The Seller is a company duly incorporated and existing under the laws of Hong Kong.

2	Power to sell the Assets

2.1	The Seller has taken all necessary action and has all requisite power, authority and legal capacity to enter into and perform this Agreement and all other documents to be executed by it pursuant to, and ancillary to, this Agreement, without obtaining the consent or approval of any third party.

2.2	This Agreement constitutes (or shall constitute when executed) valid, legal and binding obligations on the Seller in the terms of this Agreement.

2.3	Compliance with the terms of this Agreement shall not breach or constitute a default under any of the following:

(a)	any agreement or instrument to which the Seller is a party or by which it is bound; or

(b)	any order, judgment, decree or other restriction applicable to the Seller; or

(c)	any provision of the articles of association or equivalent constitutional documents of the Seller.

3	Assets

3.1	The Seller has the legal and beneficial ownership of, and good title to, the Assets free and clear of all Encumbrance and all such assets are in the possession and control of the Seller respectively.

3.2	The Seller has all the corporate power and authority, has taken all necessary corporate actions, and obtained all governmental approvals, if required, to transfer the Assets to the Buyer. Upon the transfer of the Assets, the Buyer will have full title, right and interest to the Assets free from any Encumbrance.

3.3	None of the Assets is subject to any contracts of lease, hire purchase, hire, conditional sale, title retention and similar contracts or arrangements to which the Seller is a party. The Seller has not acquired or agreed to acquire any Asset on terms that title to such Asset does not pass to the Seller until full payment is made.

3.4	There are no actual or contingent liabilities in relation to the Assets.

3.5	There is no Encumbrance over or affecting any of the Assets and that there is no guarantee given by the Seller or loan or liability incurred by the Seller under which Encumbrance has been created over any of the Assets.

3.6	No receiver or administrative receiver has been appointed over the Assets. No application has been made to the court for any such appointment, and no power of sale or power to appoint a receiver or administrative receiver under the terms of any charge, mortgage or security over the Assets has become exercisable.

4	Constitutional and corporate documents

4.1	The copies of the articles of association or other constitutional and corporate documents of the Seller are true, accurate and complete in all respects.

5	Conduct of business and compliance with laws

5.1	The Seller and all of its respective directors, officers, executives and employees (during the course of their duties in relation the Assets) have conducted the Specified Business in full compliance in all material respects with all applicable legislation (including regulations, statutory instruments, bye-laws, local and central government orders, notices and decisions).

6	Licences and consents

6.1	The Seller has all necessary licences, consents, permits and authorities necessary to carry on the Specified Business or hold and/or operate the Assets in the places and in the manner in which the Specified Business is now carried on, or the Assets reside, all of which are valid and subsisting in all material respects.

6.2	No notice has been received by the Seller to suggest that any of the licences, consents, permits and authorities referred to in paragraph 6.1 above should be suspended, cancelled, revoked or not renewed on the same terms.

7	Disputes and investigations

7.1	The Seller:

(a)	is not engaged in any litigation, administrative, mediation or arbitration proceedings or other proceedings or hearings before any statutory or governmental body, department, board or agency (except for debt collection in the normal course of business); or

(b)	is not the subject of any investigation, inquiry or enforcement proceedings by any governmental, administrative or regulatory body.

7.2	No such proceedings, investigation or inquiry in respect of the Specified Trademarks have been threatened or are pending.

7.3	The Seller has not been engaged or involved in any litigation, administrative, enforcement or other legal proceedings in respect of the Specified Trademarks in the last five (5) years.

8	Existing Contracts

8.1	All Existing Contracts are valid and in full force and effect. The Existing Contracts have been negotiated and concluded on fair market terms and conditions and in full compliance with all applicable laws and regulations. All such Existing Contracts are not freely transferrable to the Buyer without the consent of the respective contractual parties.

8.2	The Seller is not a party to or subject to any contract or agreement or arrangement in respect of the Specified Business which:

(a)	is not in the ordinary and usual course of business of such company; or

(b)	is not wholly on an arm’s length basis; or

(c)	restricts the freedom of any such company to carry on the whole or any part of its business in any part of the world in such manner as it thinks fit; or

(d)	involves any unusual or onerous terms or conditions; or

(e)	involves agency or distributorship; or

(f)	involves partnership, joint venture, consortium, joint development, shareholders or similar arrangements.

8.3	Each Existing Contract is binding on the parties to it, and, as far as the Seller is aware, the Seller has not defaulted under or breached an Existing Contract and no other party to an Existing Contract has defaulted under or breached such a contract.

8.4	No notice of termination of an Existing Contract has been received or served by the Seller. None of the suppliers and other contractors of the Seller has indicated that they will terminate an Existing Contract or reduce their supplies or change their terms of supply as a consequence or in the course of the transfer of the Assets from the Seller to the Buyer.

8.5	Other than the Existing Contracts, the Seller is not a party to any other contract or arrangement relating to the provision of services similar to the Specified Business.

9	Suppliers

9.1	No significant supplier of the Seller has ceased or indicated an intention to cease, or might prior to or as a result of Completion cease to contract with or supply to the Buyer as the operator of the Specified Business (where applicable), or might substantially reduce its business with the Buyer as the operator of the Specified Business, that, in case of any of the above events, may result in a Material Adverse Change.

9.2	No notice has been given or received by the Seller of any adverse price or other changes in trading terms with any supplier of the Specified Business. No such change is intended or likely and no adverse change has occurred in the course of completing, or providing the services sold or supplied by the Seller or any such company.

9.3	The Seller has not received any notice of actual or potential disputes, complaints or claims from any supplier of the Specified Business. The Seller has not and is not engaged or involved in any litigation, administrative, enforcement or other legal proceedings with any supplier of the Specified Business in respect of the Specified Business in the last five (5) years.

10	Finance and guarantees

10.1	The Seller has sufficient working capital for its present requirements and for the purpose of performing in accordance with its terms all Existing Contracts, orders, projects and obligations which have been placed with or undertaken by it.

10.2	The Seller has no outstanding mortgage, debenture, charge or other Encumbrance affecting the Assets, nor has the Seller guaranteed, mortgaged, charged, pledged, assigned or granted securities in respect of any of the Assets for any third parties’ debts.

11	Insolvency

11.1	The Seller is not insolvent. There are no proceedings instituted by or against the Seller seeking to adjudicate any such company bankrupt or insolvent, or seeking liquidation, winding up or reorganisation, arrangement, adjustment, protection, relief or composition of its debts under any law related to bankruptcy, insolvency or reorganisation.

11.2	No order has been made or petition presented or resolution passed for winding up of the Seller, and no distress, execution or other process has been levied on any of its assets (including the Assets). No administrator or receiver has been appointed by any person over the Specified Business or assets (including the Assets) of the Seller, or any part thereof, nor has any order been made or petition presented for the appointment of an administrator or receiver in respect of the Specified Business or assets of the Seller.

11.3	The Seller is not a party to any transaction as a result of which any asset owned or used by such company is liable to be transferred or re-transferred pursuant to any legislation concerning insolvency nor is it party to any transaction which may otherwise be liable to be set aside or avoided for any reason.

12	Intellectual Property

12.1	The Specified Trademarks used or required by the Seller for the Specified Business are set out in Schedule 3.

12.2	All the intellectual property rights in respect of the Specified Trademarks that are used or required by the Seller for the Specified Business are valid, enforceable, in full force and effect, registered or being registered (so far as is capable of registration) in the sole name of the Seller, are each in the sole and exclusive legal and beneficial ownership of the Seller without the requirement for any licence, consent or permission from or payment to any person (other than the competent authorities or trademark registries), are each individually transferable by the Seller free from any Encumbrance of any kind and there are no defects in the title of the Seller to any of them.

12.3	The Seller has taken all necessary steps to obtain and maintain the registration of the the Specified Trademarks where applicable and to protect and defend such Specified Trademarks.

12.4	The Seller has not granted any licences or assignments under or in respect of any of the Specified Trademarks or disclosed or provided to any person (other than an employee under enforceable obligations of confidence) any confidential or secret material in which any of such intellectual property right exists, including without limitation, know-how, trade secrets, technical assistance, confidential information or lists of customers or suppliers and is not obliged so to grant or disclose any of the same.

12.5	The Seller is entitled to carry on the Specified Business in the ordinary and usual course as at present carried on and does not thereby infringe any intellectual property rights of any third party nor is it liable to pay any commission, royalty or like fee or obtain any consent or licence.

12.6	The Seller is not aware of any unauthorised use of any of the Specified Trademarks owned or used by the Seller, or of any activity or proposed activity which does or may infringe, invalidate or dilute any right comprised in any such Specified Trademarks.

12.7	All fees for the grant or renewal (where applicable) of the Specified Trademarks, owned or used by the Seller have been paid promptly and no circumstances exist which might lead to the cancellation, forfeiture or modification of any of such Specified Trademarks owned or used by the Seller.

12.8	No pledge or mortgage on the any of the Specified Trademarks has ever existed.

13	Employment

13.1	The definitions in this paragraph apply in this Agreement.

Employment Legislation: legislation applying in Hong Kong affecting contractual or other relations between employers and their employees or workers, including but not limited to any legislation and any amendment, extension or re-enactment of such legislation and any claim arising under any regulations, secondary legislation, bye-laws, guidance or directives enforceable against the Seller by any employee or worker.

13.2	The Seller is not under any obligation (whether legally enforceable or not) to increase any such remuneration or alter any other terms of the employment or engagement of the Transferring Employees.

13.3	All contracts between the Seller and the Transferring Employees are terminable at any time on not more than three (3) months' notice without compensation (other than for unfair dismissal or a statutory redundancy or long service payment or any liability on the part of the Seller other than wages, commission or pension).

13.4	The Seller has not incurred any liability for failure to provide information or to consult with Transferring Employees under any Employment Legislation.

13.5	The acquisition of the Assets by the Buyer and compliance with the terms of this Agreement will not entitle any directors, officers or employees of the Seller to terminate his or her employment or receive any payment or other benefit.

13.6	Other than the statutory entitlements to the Transferring Employees under the applicable law, no Transferring Employee of the Seller has ceased to be employed by or to be under contract to the Seller in circumstances in which he or she could claim damages or compensation or has given or is under notice of resignation, dismissal or termination or is under threat of dismissal or termination, or is contemplating leaving the Seller.

13.7	There is no share incentive, share option or profit sharing scheme or similar arrangement entered into by the Seller.

13.8	There are no amounts owing to any Transferring Employee of the Seller other than for remuneration and mandatory provident fund contributions accrued due (in each case) in respect of the current month.

13.9	Each of the Transferring Employees who is by law subject to immigration control has been granted leave to remain in Hong Kong and has a valid work permit issued in relation to his/her employment with the Seller and has obtained all necessary extensions to his/her leave to remain in Hong Kong and there are in existence no grounds upon which any such leave to remain or work permit might be curtailed or the Transferring Employee may be required to leave Hong Kong.

13.10	The Seller takes and has taken all appropriate precautions to ensure that its Transferring Employees have a working environment and working practices (whether or not on such company's premises) which are not injurious to their health and safety and complies with all applicable Employment Legislation in all material respects.

13.11	The Seller is not involved in any industrial or trade dispute or negotiation regarding a claim with any trade union, group or organisation of employees or their representatives representing the Transferring Employees.

13.12	The Seller has not agreed to any future variation to the terms of any contract with any of its Transferring Employees.

13.13	No Transferring Employee is subject to a current disciplinary warning or procedure.

14	Information

14.1	All information, documents and materials (including without limitation that contained herein) given to the Buyer or any of its advisers in connection with the Seller and/or the Assets and/or the Specified Business was when given and remains true and accurate in all material respects and there is no fact or matter relevant to the Seller and/or the Assets and/or the Specified Business which has not been disclosed to the Buyer or which might render any of the information referred to above misleading or inaccurate or might affect the willingness of the Buyer to purchase the Assets on the terms herein set out.

14.2	All the information contained in Schedule 3 is true and accurate in all respects.

15	Legal Representation

15.1	The Seller confirms and acknowledges that it has obtained independent legal advice in connection with the negotiation of, and the entering into, of this Agreement and the transactions contemplated hereof and thereof.

Schedule 3

Specified Trademarks

Part A

Trademark filed in Hong Kong

Part B

Trademark filed in the People’s Republic of China

Part C

Trademark filed in the European Union

Part D

Trademark filed in the International Registration Designated in the United States

Part E

Trademark application filed in Qatar

Part F

Trademark application filed in the United Arab Emirates

Schedule 4

Names of Transferring Employees

1	Leung Wing Shuen Ella (梁穎旋)

2	Maggie Lui (雷雯絲)